Exhibit 23.3

Orchard Partners, Inc.

339 Main Street

Concord, Massachusetts 01742

March 18, 2008

Re:	Valuation Appraisal of MEMSIC, Inc. (the “Company”)

We hereby consent to the use of our firms name in the Form S-8 of MEMSIC, Inc., and all amendments thereto (the “Form S-8”). We further consent to the quotation or summarization of our valuation reports and to the reference to our firm under the heading “Experts” in the prospectus in the Form S-8 to be filed with the Securities and Exchange Commission. By giving such consent, Orchard Partners, Inc. does not thereby admit that it is an expert with respect to any part of the Form S-8 in the meaning of the term “expert” as used in, or that Orchard Partners, Inc. comes within the category of persons whose consent is required under the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Orchard Partners, Inc.
ORCHARD PARTNERS, INC.